UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)*

                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-885-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------                                         ---------------------------

CUSIP No. 58446J 10 8                                                                                    Page   2   of    5  Pages
----------------------------------------------------------------                                         ---------------------------

                                                               SCHEDULE 13D

---------- -------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           NORTON HERRICK
           C/O THE HERRICK COMPANY, INC.
           2 RIDGEDALE AVENUE, P.O. BOX 214
           CEDAR KNOLLS, NEW JERSEY 07927-0214

---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)  |_|
                                                                                                                    (b)  |X|

---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
                                                       00  (See Item 5(c))

---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                                                            |_|

---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------- ------- ------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER
                                          36,716,293 (INCLUDES 33,462,043 SHARES ISSUABLE UPON EXERCISE OR CONVERSION OF WARRANTS,
                                          OPTIONS, PREFERRED STOCK AND CONVERTIBLE DEBT)

           NUMBER OF              ------- ------------------------------------------------------------------------------------------
             SHARES               8       SHARED VOTING POWER
          BENEFICIALLY                    0
            OWNED BY

                                  ------- ------------------------------------------------------------------------------------------
              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING                      36,716,293 (INCLUDES 33,462,043 SHARES ISSUABLE UPON EXERCISE OR CONVERSION OF WARRANTS,
             PERSON                        OPTIONS, PREFERRED STOCK AND CONVERTIBLE DEBT)
                                  ------- ------------------------------------------------------------------------------------------
              WITH                10      SHARED DISPOSITIVE POWER
                                          0

---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           36,716,293 (INCLUDES 33,462,043 SHARES ISSUABLE UPON EXERCISE OR
CONVERSION OF WARRANTS, OPTIONS, PREFERRED STOCK AND CONVERTIBLE DEBT)

---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           70.7%

---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN

---------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

--------------------------                           ---------------------------

CUSIP No. 58446J 10 8                                Page   3   of    5  Pages
--------------------------                           ---------------------------

           This Amendment No. 17 (this "Amendment") amends and supplements the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report that the Reporting Person has participated in transactions that resulted in changes in information previously reported for securities over which the Reporting Person is the beneficial owner.

Item 3.    Source and Amount of Funds or Other Consideration

           See Item 5(c).

Item 4.    Purpose of Transaction

           As previously disclosed in the Reporting Person's original Schedule 13D report, the Reporting Person has owned shares of the Company's Common Stock continually from the Company's initial public offering and has owned such shares for investment purposes and for control of the Company. The Reporting Person may, from time to time, depending upon the market price of the Company's Common Stock, general market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. Additionally, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, by gift or otherwise, all or a portion of the Common Stock which he now owns or may hereafter acquire.

Item 5.    Interest in Securities of the Issuer

           (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 36,716,2931 shares of Common Stock, which represents approximately 70.7% of the shares of Common Stock outstanding as of May 14, 2004. The shares of Common Stock beneficially owned by the Reporting Person include:

                      (i) 18,198,6302 shares held directly by the Reporting Person; and

                      (ii)       18,517,6333 shares held by Huntingdon
                                 Corporation.

           (b) The number of shares of Common Stock as to which the Reporting Person has

                      (i)        sole power to vote or direct the vote is
                                 36,716,2934

                      (ii)       shared power to vote or direct the vote is 0

                      (iii) sole power to dispose or direct the disposition is 36,716,2935

----------

1     Includes the Reporting Person's right to acquire 33,462,043 shares of
Common Stock issuable upon the exercise or conversion of warrants, options, preferred stock and convertible debt.

2     Includes the Reporting Person's rights to acquire 14,944,380 shares of
Common Stock issuable upon the exercise or conversion of warrants, options, preferred stock and convertible debt.

3     Represents the Reporting Person's right to acquire 18,517,633 shares of
Common Stock issuable upon the exercise of warrants and conversion of preferred stock and convertible debt.

4     Includes the Reporting Person's right to acquire 33,462,043 shares of
Common Stock issuable upon exercise or conversion of warrants, options, preferred stock and convertible debt.

--------------------------                           ---------------------------

CUSIP No. 58446J 10 8                                Page   4   of    5  Pages
--------------------------                           ---------------------------

                      (iv)       shared power to dispose or direct the
                                 disposition is 0

           (c) Set forth below are transactions with respect to securities of the Company as to which the Reporting Person is the beneficial owner.

           On April 28, 2004, the Company entered into a new credit agreement ("New Credit Agreement") by and among the Company and certain of its subsidiaries, the guarantors signatory thereto, Zohar CDO 2003-1, Limited ("Zohar") as lender, and Zohar, as agent, pursuant to which the Company and certain of its subsidiaries initially borrowed $9,500,000. The Reporting Person, Huntingdon Corporation ("Huntingdon"), a company wholly-owned by the Reporting Person, and N. Herrick Irrevocable ABC Trust (the "Trust"), of which the Reporting Person is the beneficiary, consented to the New Credit Agreement. The New Credit Agreement required the aggregate amount of principal and interest owed by the Company to the Reporting Person, Huntingdon and the Trust be reduced to $6,800,000 ("Permissible Debt") by June 1, 2004, and further required that the Permissible Debt be further reduced by up to an additional $1,800,000 if the Company does not raise at least $2,000,000 in additional equity in each of the next two years.

           On May 25, 2004, the Reporting Person exchanged accrued and unpaid interest and dividends (including accrued and unpaid interest distributed by the Trust to the Reporting Person as described below) owed to the Reporting Person aggregating $1,181,419 into (i) 11,814 shares of Series C Preferred Stock, no par value per share ("Series C Preferred Stock") with a liquidation preference of $100 per share which are convertible into an aggregate of 1,514,615 shares of Common Stock at an effective conversion price of $0.78, and (ii) warrants to purchase 3,029,230 shares of Common Stock. The warrants are exercisable until April 28, 2014 at an exercise price of $0.53.

           On May 25, 2004, to reduce its debt to $6,800,000, Huntingdon exchanged the principal of the $500,000 principal amount note, $1,000,000 principal amount note, $150,000 principal amount note and $350,000 principal amount note held by Huntingdon, plus accrued and unpaid interest owed to Huntingdon aggregating $1,171,278 into (i) 31,713 shares of Series C Preferred Stock which are convertible into an aggregate of 4,065,769 shares of Common Stock at an effective conversion price of $0.78, and (ii) warrants to purchase an aggregate of 8,131,538 shares of Common Stock. The warrants are exercisable until April 28, 2014 at an exercise price of $0.53.

           Pursuant to an agreement dated April 28, 2004 between the Company and Huntingdon, if the amount of the Permissible Debt is required to be reduced due to the Company's failure to raise the requisite additional equity as required under the New Credit Agreement, such reduction will automatically occur by the exchange of Permissible Debt held by Huntingdon for additional shares of Series C Preferred Stock in an aggregate liquidation preference equal to the amount of debt exchanged and warrants to purchase a number of shares of Common Stock equal to two times the number of shares of preferred stock issuable upon conversion of the Series C Preferred Stock.

           On May 25, 2004, the Trust distributed to the Reporting Person the following: (i) 2,964,180 shares of Common Stock, (ii) 25,000 shares of the Company's Series A Convertible Preferred Stock (convertible into 4,464,285 shares of Common Stock), including accrued and unpaid dividends thereon, and
(iii) $500,000 principal amount convertible promissory note issued by the Company (convertible into 892,857 shares of Common Stock), including accrued and unpaid interest thereon.

--------------------------------------------------------------------------------

5    Includes the Reporting Person's right to acquire 33,462,043 shares of
Common Stock issuable upon exercise or conversion of warrants, options, convertible debt and preferred stock.

--------------------------                           ---------------------------

CUSIP No. 58446J 10 8                                Page   5   of    5  Pages
--------------------------                           ---------------------------

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 17 is true, complete and correct.

Date:      May 28, 2004


/s/ Norton Herrick
--------------------------------------
Norton Herrick